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06011809

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Q.Q. Corporation

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4750

FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/21/06

FILE NO. 82-4750

(Excerpt translation)

Security Code of Japan: 2809
February 7, 2006

AR/S
11-30-05

To the Shareholders:

NOTICE OF THE 93RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 93rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to be present at such meeting.

Since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal, which must be received by the Company no later than February 21 (Tuesday), 2006.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour of meeting:

   February 22 (Wednesday), 2006, at 10:00 a.m.

2. Place of meeting:

   Concord Ballroom, Main Building 5th Floor, Keio Plaza Hotel
   2-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

(Attached document relating to the matters to be reported)

BUSINESS REPORT

(For the period from December 1, 2004 to November 30, 2005)

1. Outline of business activities:

(1) Development and results of business activities of the Q.P. Group:

During the business term under review, the Japanese economy remained in an unpredictable situation as private spending recovered only slightly and prices of oil and other raw materials rose, though corporate earnings continued to improve.

Under these circumstances, net sales of the Q.P. Group increased by ¥31,280 million (7.4%) from the previous corresponding term to ¥455,007 million as its food business and physical distribution system business registered increased sales.

As for profits, due to a hike in prices of raw materials and other factors, operating income for the business term under review decreased by ¥2,832 million (18.1%) from the previous corresponding term to ¥12,830 million. Ordinary income for the business term under review decreased by ¥2,678 million (17.3%) from the previous corresponding term to ¥12,829 million. Net income for the business term under review decreased by ¥1,541 million (22.0%) from the previous corresponding term to ¥5,465 million.

With regard to non-operating activities, to consolidate its compliance system, the Group has established a self-audit system with regard to food production in general with the Production Headquarters taking a leading role and also newly appointed an officer responsible for corporate social responsibility (CSR) to strengthen its efforts thereof.

With regard to environmental protection, with the addition of ten business establishments during the business term under review, 40 business establishments of the Group in total have acquired the ISO 14001 certifications by the end of the business term under review. In addition, the Group has continued its activities to save the impact on the environment, such as weight saving of "Aohata 55 Jam" bottles.

On November 30, 2005, the Company's 4th unsecured convertible bonds (in the aggregate issue prices of ¥20,000,000,000), which were issued in June 1994, matured and the Company redeemed the amount of ¥18,629,000,000 outstanding then.

The outline of business activities by segment is shown below:

<Food Business>

In the food industry, which boasts a full line of products in the mature market, an environment has been created in which competitors look for a way to differentiate themselves with added values, such as appeal to health consciousness and fastidiousness about materials, not to mention safety and security.

Under these circumstances, the Group has exerted its efforts to expand the usages of its products through menu-proposal-style sales promotion according to seasons of vegetables in the segment of mayonnaise and dressing products and also leverage its distribution capability to respond to fluctuations in the market of eggs in the segment of egg products. Additionally, in every segment, the Group focused its efforts on developing and expanding its high value added products, including those appealing to health-conscious consumers, to spur demand for its products.

In relation to purchases, the market of eggs generally has remained high principally due to a decrease in laying hen in number. With regard to edible oil, the market prices remained at high levels principally due to strong demand in China and higher ocean freights.

As a result, net sales in the food business increased by ¥27,061 million (7.9%) from the previous corresponding term to ¥367,774 million due to steady growth of dressing products and a new plant of delicatessen on track and as, for the previous business term, the Company had registered a loss in sales due to an adjustment to the closing of accounts (for two months) arising from the transfer of its business of egg materials to its consolidated subsidiary.

Operating income decreased by ¥2,337 million (14.0%) from the previous corresponding term to ¥14,357 million due to a hike in prices of eggs, which are the Group's major raw materials, and other factors.

Operating results by product category in the food business are as follows:

(1) Mayonnaise and dressing products:

The Group focused its efforts on boosting demand through campaigns to commemorate the 80th anniversary of its mayonnaise sale and sales of "*Fukairi-goma* Dressing" and non-oil dressings to meet consumers' health-consciousness further expanded. Consequently, sales of mayonnaise and dressing products totaled ¥115,211 million, up ¥3,653 million (3.3%) from the previous corresponding term. In October 2005, the Company launched a mayonnaise-type "Kewpie Defe" (for people with high cholesterol counts, which is half lower in calories than its mayonnaise products and a food for specified health use authorized by the Ministry of Health, Labor and Welfare of Japan).

(2) Fruit processing and cooked foods:

Sales of "Aohata 55 Jam", fully renewed in 20 years, "*Aeru* Pasta Sauce" series, for which the Group have launched aggressive advertising and publicity campaigns, and mineral waters increased favorably but less than offset sluggish sales of foods for business use. Consequently, sales of fruit processing and cooked foods totaled ¥50,256 million, down ¥419 million (0.8%) from the previous corresponding term.

(3) Egg products:

Sales of its value added products, such as "Maru Omelet" and "Torotto Tamago", which were targeted mainly at convenience stores, continued to increase steadily. In the fine chemical area, sales of hyaluronic acid increased. With egg prices generally remaining high and due to an adjustment to the closing of accounts for the previous business term, sales of egg products totaled ¥90,197 million, up ¥13,983 million (18.3%) from the previous corresponding term.

(4) Health care:

The Group saw sluggish sales growth in baby foods and diet foods, while sales of liquid diets, which have received recognition for their use-friendly containers and feelings of security hygienically, and pharmaceutical-related equipment increased favorably. Consequently, sales of health care products totaled ¥14,952 million, up ¥661 million (4.6%) from the previous corresponding term.

(5) Vegetables and salads:

A new plant of delicatessen for convenience stores has got into gear and sales of prepackaged vegetables, which are now sold by more stores, and salads for general merchandising stores, such rice paper (nama-harumaki)-rolled salad and salad noodles, increased strongly. Consequently, sales of vegetables and salads totaled ¥97,155 million, up ¥9,181 million (10.4%) from the previous corresponding term. In the delicatessen segment, while general merchandising stores, which are its major clients, have changed their methods of purchasing delicatessen items and competition with specialty stores has intensified, the Group has launched new items.

<Physical distribution system business>

In the food physical distribution industry, while higher demand for outsourcing physical distribution has increased orders received, price competition among competitors has brought down freight rates. Furthermore, due to higher fuel costs, higher costs relating to quality control and environmental protection, the business conditions have continued to remain difficult.

In these situations, the Group has continued to strengthen its business of asset-style third-party logistics (dedicated physical distribution, joint physical distribution, nationwide physical distribution and combined multimodal physical distribution) and promoted its efforts to attract new customers for joint physical distribution and dedicated physical distribution of deposits, among other things, and expand the scope of services (service areas and services themselves) available to its existing customers. Simultaneously, the Group has commenced a new business of contracting for operations of accepting orders for its customers.

In addition, the Group has exerted its efforts to improve efficiencies by adding freezers and refrigerators (which commenced operations in December 2005) at the Matsudo business establishment and introducing a warehouse operation support system and improve functional capabilities and reduce cost by mounting global positioning systems (GPS) and digital tachometers (operation recorders) on its transportation equipment. Furthermore, with the aim of strengthening the operating base in the future, the Group has promoted the renovation of K.R.S. nationwide small-lot transport and distribution system ("Kyuso Suru-Bin") and the unification of physical distribution qualities thorough the acquisition of the ISO 9001 certifications by "Kyusokai", an organization of its member carriers, as well as the acquisition of the green management certifications.

As a result, net sales in the physical distribution system business increased by ¥4,219 million (5.1%) from the previous corresponding term to ¥87,233 million. However, due to higher fuel costs and other factors, operating income decreased by ¥378 million (8.6%) from the previous corresponding term to ¥4,021 million.

(2) State of equipment investment by the Q.P. Group:

Equipment investment for the business term under review totaled ¥12,210 million.

Equipment investment in the food business, which accounted for ¥10,027 million, was comprised principally of the construction of the facilities for mayonnaise and dressing production and the facilities for baby food production (by the Company).

Equipment investment in the physical distribution system business, which accounted for ¥2,074 million, was comprised principally of additions of business establishments (by K.R.S. Corporation).

(3) State of financing by the Q.P. Group:

For the purpose of efficient procurement of working capital, the Company has entered into a commitment line agreement with its main financing bank, totaling ¥20 billion. In addition, for the purpose of equipment investment and the redemption of the convertible bonds, the Company issued the 1st unsecured bonds (maturing in four years and in the aggregate amount of ¥10 billion) in November 2005.

In the physical distribution system business, K.R.S. Corporation has entered into a commitment line agreement with its main financing bank, totaling ¥5 billion, for the purpose of efficient procurement of working capital.

(4) Prospects and challenges ahead of the Q.P. Group:

The business environment during the next business term, which is in the phase of recovery, is expected to remain severe due to inhibiting factors, such as trends in crude oil prices and the revision of the current policy of fixed-rate income tax reductions that may have an adverse effect on the recovery of private spending.

In its middle-range business plan, the Group has set a fundamental policy of maximizing its enterprise value by focusing on expanding and creating "No.1" and "Only One" (or unique) products. Under this fundamental policy, the Group will exert its group-wide efforts to improve performances by (1) seeking customers' perspectives, (2) strengthening group management, (3) developing human resources and (4) putting its growing businesses on track, specifically.

In the food business, the Group will place top priority on qualities and at all times follow its fundamental policy of providing safe and secure products, develop and cultivate products that will meet consumers' tastes and promote active presentations of new eating habits and menus. Additionally, the Group will continue to reduce cost in cooperation with each division and improve competitiveness in the market. In the mayonnaise and dressing products division, the Group will expand demand with a message "Vegetables are tasty supplements." In the egg product division, the Group will actively market high value added products by applying its specific technologies and develop the business of hyaluronic acid by adding products made by fermentation. In the vegetables and salads division, the Group will make menu proposals by employing technologies and product developing capabilities nurtured in its other business divisions to expand the market of precooked take-home foods.

In the physical distribution system business, the Group will leverage the business of asset-style third-party logistics and improve its joint physical distribution and dedicated physical distribution through continued marketing efforts by area and by customer. Simultaneously, the Group will further enhance competitiveness by increasing participants in its cargo and truck information system ("QTIS" (Kyuso Transport Information System)) and renovating K.R.S. nationwide small-lot transport and distribution system ("Kyuso Suru-Bin").

We genuinely hope that the shareholders will understand the Group's operating activities and give us further support and encouragement.

(5) Operating results and state of assets of the Q.P. Group and the Company:

1) Operating results and state of assets of the Q.P. Group:

Items \ Term	90th term (December 1, 2001 to November 30, 2002)	91st term (December 1, 2002 to November 30, 2003)	92nd term (December 1, 2003 to November 30, 2004)	93rd term (December 1, 2004 to November 30, 2005)
Net sales (millions of yen)	434,480	437,032	423,727	455,007
Ordinary income (millions of yen)	18,262	17,532	15,507	12,829
Net income (millions of yen)	9,306	8,675	7,006	5,465
Net income per share (yen)	60.36	56.08	45.18	35.25
Total assets (millions of yen)	270,181	269,559	262,122	265,724
Net assets (millions of yen)	114,015	120,504	126,768	132,412
Net assets per share (yen)	744.11	786.15	827.17	865.32

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the business term and the total number of shares issued and outstanding at the end of the business term are calculated by deducting the number of shares of treasury stock, respectively.

2. Effective in the 91st business term, "net income per share " and "net assets per share" are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). The effect thereof is insignificant.

2) Operating results and state of assets of the Company:

Items \ Term	90th term (December 1, 2001 to November 30, 2002)	91st term (December 1, 2002 to November 30, 2003)	92nd term (December 1, 2003 to November 30, 2004)	93rd term (December 1, 2004 to November 30, 2005)
Net sales (millions of yen)	271,208	268,958	230,110	232,668
Ordinary income (millions of yen)	10,582	11,248	7,663	6,453
Net income (millions of yen)	6,030	6,805	4,529	3,769
Net income per share (yen)	39.11	44.08	29.27	24.44
Total assets (millions of yen)	186,656	190,335	188,772	189,865
Net assets (millions of yen)	105,794	111,395	115,012	118,987
Net assets per share (yen)	690.46	726.74	750.44	777.57

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the business term and the total number of shares issued and outstanding at the end of the business term are calculated by deducting the number of shares of treasury stock, respectively.

2. Effective in the 91st business term, the "Regulations to Enforce the Commercial Code" are applicable to the preparation by the Company of its financial statements.

3. Effective in the 91st business term, "net income per share " and "net assets per share" are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). The effect thereof is insignificant.

4. For the 92nd business term, net sales decreased principally due the transfer of

the business of egg materials to Q.P. Egg Corporation.

2. Outline of the Q.P. Group and the Company (As of November 30, 2005)

(1) Description of the businesses of the Q.P. Group:

Business Segment	Business	Principal Products or Services	Percentage of Sales (%)
Food Business	Mayonnaise and dressing products:	Mayonnaise, Half, Zero Non-Cholesterol, dressings (French, 1000 Island, *Fukairi-goma*, Japanese style, Chinese, Italian, Tasty, 1/3, Non-oil) tartar sauce, mustard, *Pan Kobo*, vinegar and others	25.32
	Fruit processing and cooked foods:	Jam, pasta sauce, cooking sauce, *okayu*, sweet corn, agricultural and live stock products and others	11.05
	Egg products:	Liquid eggs, frozen eggs, dried eggs, boiled eggs, egg spread, *atsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others	19.82
	Health care:	Baby foods, health foods, liquid diets, foods for the sick and aged, bags for liquid transfusion and others	3.29
	Vegetables and salads:	Fresh salads, long-life salads, cut vegetables, frozen vegetables, delicatessen items, fried foods and others	21.35
Physical distribution system business:		Transportation and storage of foods, and others	19.17

(2) State of shares:

1. Total number of shares authorized to be issued by the Company: 250,004,000 shares
2. Total number of outstanding shares: 155,464,515 shares
3. Number of shares to constitute one unit of shares: 100 shares
4. Number of shareholders: 68,529 persons
   (Up 16,623 persons from November 30, 2004)
5. Share prices and number of shares traded:

   Highest: ¥1,103 (October 2005)
   Lowest: ¥850 (December 2004)
   Annual trading volume: 94,077,800 shares

6. State of leading shareholders:

Name of shareholder	Number of shares held by the shareholder (ratio of voting rights)		The Company's investment in the shareholder (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Nakashimato Co., Ltd.	26,371	17.2	276	11.6
The Master Trust Bank of Japan, Ltd. (Trust account)	5,764	3.7	-	-
Toka Co., Ltd.	4,872	3.1	-	-
Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585	3.0	-	-
Japan Trustee Service Bank, Ltd. (Trust account)	4,545	2.9	-	-
Kieikai Research Foundation	4,251	2.7	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	4,004	2.6	-	-
Sumitomo Mitsui Banking Corporation	3,208	2.1	-	-
Nippon Life Insurance Company	3,132	2.0	-	-
Dai-ichi Mutual Life Insurance Company	3,012	1.9	-	-

(Notes) 1. 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

2. The Company holds 1,124 shares of common stock (shareholding ratio: 0.02%) of Sumitomo Mitsui Financial Group Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation.

(3) Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition by the Company of its own shares:

Ordinary shares	214,114 shares
Total acquisition amount	¥192,176,000

The following shares acquired in accordance with a resolution of the Board of Directors as authorized under the Articles of Incorporation are included in the above shares:

Number of shares acquired	205,500 shares
Total acquisition amount	¥184,073,000
Purchase period	January 18, 2005 through January 25, 2005
Reason for the purchase	To allow management to carry out capital policies with agility in response to changing business situation.

2) Disposition by the Company of its own shares:

Not applicable.

3) Invalidation by the Company of its own shares:

Not applicable.

4) Possession by the Company of its own shares as of November 30, 2004:

Ordinary shares	2,478,457 shares

(4) State of employees:

1) State of employees of the Q.P. Group:

Business Segment	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)
Food business	6,560	106
Physical distribution system business	1,988	(-) 87
Total	8,548	19

(Notes) 1. The number of employees represents full time jobs (Such number excludes employees of the Group seconded to any non-group company but includes employees of any non-group company seconded to the Group and employees on a short-term contract).

2. Additionally, the Group had 8,351 temporary employees (Food business: 7,526, physical distribution system business: 825) on average during the term.

3. The numbers of employees of the consolidated subsidiaries, etc., excluding K.R.S. Corporation, were as of September 30, 2005.

2) State of employees of the Company:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,441	36	40.3	15.0
Female	1,003	34	28.6	6.0
Total or average	2,444	70	35.5	11.3

(Notes) 1. The number of employees represents full time jobs (Such number excludes employees of the Company seconded to any other company but includes employees of any other company seconded to the Company and employees on a short-term contract).

2. Additionally, the Company had 1,035 (male: 357; female: 678) temporary employees (part-timers, just-in-time employees and seasonal employees) on average during the term.

(5) State of business combinations:

1) Important subsidiaries:

Company name	Capitalization	Ratio of voting rights of the Company	Description of business
Deria Foods Co., Ltd.	¥50 million	100.0%	Manufacture and sale of salads, delicatessen items, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	88.0%	Manufacture and sale of vinegar, etc.
Q.P. Egg Corporation	¥350 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, etc.
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago* and *kinshi-tamago*
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
K.R.S. Corporation	¥4,063 million	44.9% (5.8)	Transportation and storage of foods
KIFUKI U.S.A. CO., INC.	US$7.1	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships. The ratio of voting rights shown in the parentheses represents those of the Company's closely related parties and those who have granted consent, which is not included in the relevant ratio of voting rights calculated on the basis of both direct and indirect ownerships.

2) Development and results of business combinations:

The Company has 43 consolidated subsidiaries and five affiliated companies accounted for on an equity-method. During the business term under review, Aid Co., Ltd. was excluded from consolidation as a result of the dissolution thereof and To Solutions Co., Ltd. became an affiliated company accounted for on an equity-method as a result of the acquisition of its shares by the Company.

The operating results for the business term under review were as described in "1. Outline of business activities – (1) Development and results of business activities of the Q.P. Group" above. Net sales increased by ¥31,280 million (7.4%) from the previous corresponding term to ¥455,007 million. As for profits, due to a hike in prices of raw materials and other factors, operating income decreased by ¥2,832 million (18.1%) from the previous corresponding term to ¥12,830 million. Ordinary income decreased by ¥2,678 million (17.3%) from the previous corresponding term to ¥12,829 million. Net income decreased by ¥1,541 million (22.0%) from the previous corresponding term to ¥5,465 million.

(6) Principal lenders:

Name of lender	Amount of loans (millions of yen)	The Company's shares held by the lender	
		Number of shares (1,000 shares)	Ratio of voting rights (%)
Sumitomo Mitsui Banking Corporation	5,390	3,208	2.1
Mizuho Corporate Bank, Ltd.	3,400	2	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	2,400	1,198	0.7
The Norinchukin Bank	1,122	1,311	0.8

(Note) In addition to the above, Mizuho Corporate Bank, Ltd. has 241,000 shares (ratio of voting rights: 0.1%) of the Company contributed to its employee retirement benefit trust.

(7) Principal places of business of the Q.P. Group:

1) The Company

Head office: Shibuya-ku, Tokyo

Branch offices: Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

Sales offices: Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Tosu, Minami-Kyushu (Kagoshima Prefecture) and Naha.

Plants: Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka) and Tosu (Saga Prefecture).

2) Subsidiaries, etc.

Company name	Location of Head Office	Place of business
Deria Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, 6 branches, 2 sales offices
Kewpie Jyozo Co., Ltd.	Fuchu-shi, Tokyo	Head office, 7 sales offices, 3 plants, 3 representative offices
Q.P. Egg Corporation	Chofu-shi, Tokyo	Head office, 16 sales offices, 19 plants, 2 business offices
Kanae Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, 9 plants
Zenno Q.P. Egg Station Co., Ltd.	Goka-cho, Ibaraki	Head office, 5 plants
Co-op Food Products Co., Ltd.	Shibuya-ku, Tokyo	Head office, 2 plants
K.R.S. Corporation	Chofu-shi, Tokyo	Head office, 18 business offices, 64 sales offices, 8 representative offices

(Notes) The data on these subsidiaries, etc., excluding K.R.S. Corporation, were as of September 30, 2005.

(8) Directors and Statutory Auditors:

President and Representative Director:	Yutaka Suzuki
Managing Director:	Shizuo Hatanaka
Managing Director:	Amane Nakashima
Managing Director:	Toshimasa Tatebe
Director:	Hidenobu Yamagami
Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Minesaburo Miyake
Director:	Katsuhiko Sasaki
Director:	Akio Okumura
Director:	Hidefumi Tachibana
Director:	Kuniaki Ishikawa
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Yasuo Hiraguri
Statutory Auditor:	Kazuo Kawakami
Statutory Auditor:	Shunichiro Ishiguro

(Notes)

1. At the close of the 92nd Ordinary General Meeting of Shareholders held on February 22, 2005, Messrs. Gohsuke Ohyama, Sukefumi Ito, Shigeki Ikegami, Akihiko Waida, Toshio Sakagami and Takao Fuse, six in all, retired as Directors due to the expiration of the term of the office and Messrs. Akio Okumura and Hidefumi Tachibana newly assumed the office of Directors. On the same day, Directors Amane Nakashima and Toshimasa Tatebe assumed the office of Managing Directors.

2. Mr. Yoji Wakui resigned as Statutory Auditor at the close of the 92nd Ordinary General Meeting of Shareholders held on February 22, 2005.

3. Statutory Auditors Kazuo Kawakami and Shunichiro Ishiguro are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan.

(9) Amount of remuneration of the account auditors:

1)	Total amount of remuneration payable by the Company and its subsidiaries, etc. to Shin Nihon & Co.	¥50 million
2)	Of the total amount set forth in item 1 above, the total amount of remuneration payable by the Company and its subsidiaries, etc. to Shin Nihon & Co. for the services under Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No. 103) of Japan.	¥50 million
3)	Of the total amount set forth in item 2 above, the total amount of remuneration payable by the Company to Shin Nihon & Co. as its account auditors.	¥50 million

(Notes) 1. The amount of auditing remuneration under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan and the amount of auditing remuneration under the Securities and Exchange Law of Japan are not specifically separated in the audit contracts with Shin Nihon & Co. and cannot be separated practically. Hence, the aggregate of the amounts are set forth in item 3 above.

2. The amounts include no consumption taxes, etc.

3. Important facts relating to the state of the Q.P. Group which occurred subsequent to the closing of accounts:

Nothing to be specially stated.

(Note) All amounts, the number of shares and ratios of voting rights described in this business report are stated by discarding any fraction of their respective units thereof.

CONSOLIDATED BALANCE SHEET

(As of November 30, 2005)

	(millions of yen)
ASSETS:	
Current assets:	100,517
Cash and deposits	13,153
Trade notes and accounts receivable	66,066
Securities	27
Inventories	16,224
Deferred tax assets	1,894
Other current assets	3,758
Allowance for doubtful accounts	(607)
Fixed assets:	164,766
Tangible fixed assets:	117,807
Buildings and structures	109,040
Machinery, equipment and transportation equipment	113,280
Land	39,374
Construction in progress	3,392
Other tangible fixed assets	7,905
Accumulated depreciation	(155,186)
Intangible fixed assets:	2,986
Software	2,366
Consolidation adjustment accounts	63
Other intangible fixed assets	557
Investments and other assets:	43,971
Investment securities	22,971
Deferred tax assets	1,063
Other investments and other assets	20,240
Allowance for doubtful accounts	(303)
Deferred assets	440
Business commencement cost	440
TOTAL ASSETS:	265,724

LIABILITIES:

Current liabilities:	**84,310**
Trade notes and accounts payable	37,133
Short-term borrowings	17,662
Accounts payable-other	20,042
Accrued income taxes	1,424
Deferred tax liabilities	2
Reserve for sales rebates	726
Reserve for bonuses	1,707
Other current liabilities	5,611
Long-term liabilities:	**31,081**
Bonds	10,000
Long-term borrowings	10,380
Deferred tax liabilities	5,124
Reserve for retirement allowances	2,901
Reserve for officers' retirement allowances	1,161
Other long-term liabilities	1,513
TOTAL LIABILITIES:	**115,391**
MINORITY INTERESTS	
Minority interests	17,919
SHAREHOLDERS' EQUITY:	
Capital stock	**24,104**
Capital surplus	**29,418**
Earned surplus	**79,295**
Revaluation difference of stocks	**4,448**
Cumulative foreign currency translation adjustments	**(2,353)**
Treasury stock	**(2,500)**
TOTAL SHAREHOLDERS' EQUITY:	**132,412**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY:	**265,724**

CONSOLIDATED STATEMENT OF INCOME

(For the period from December 1, 2004 to November 30, 2005)

	(millions of yen)
ORDINARY INCOME AND EXPENSES	
Operating income and expenses	
Net sales	455,007
Cost of sales	346,520
Gross profit:	**108,487**
Selling, general and administrative expenses	95,656
Operating income	**12,830**
Non-operating income and expenses:	
Non-operating income:	1,276
Interest income and dividends received	465
Equity income	183
Others	627
Non-operating expenses:	1,277
Interest expenses	544
Others	733
Ordinary income	**12,829**
EXTRAORDINARY INCOME AND LOSSES	
Extraordinary income:	361
Gain on sale of fixed assets	24
Gain on sale of investment securities	245
Others	91
Extraordinary losses:	1,166
Losses on sales and disposition of fixed assets	554
Write-down of investment securities	6
Others	606
Net income before income taxes and minority interests	**12,024**
Corporate, municipality and enterprise taxes	**3,388**
Adjustment to corporate taxes, etc.	**1,910**
Minority interests	**1,260**
Net income	**5,465**

(Note)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Basis of preparation of consolidated financial statements

1. Scope of consolidation

During the business term under review, Aid Co., Ltd. was excluded from consolidation as a result of the completion of liquidation thereof. Consequently, the Company has 43 consolidated subsidiaries. The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd.

The Company has 17 non-consolidated subsidiaries. The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation (the trade name of which has been changed from Kyuso Management Corporation) and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share) and earned surplus (equal to the equity share) do not have a significant effect on the aggregate consolidated amounts of total assets, net sales, net income or loss and earned surplus.

2. Application of the equity method

The equity method is applied to the investments in five affiliated companies, including To Solutions Co., Ltd. that has become an affiliated company as a result of the acquisition of its shares by the Company. The significant equity-method companies are Aohata Corporation and Summit Oil Mill Co., Ltd. The investments in Kyuso L-Plan Corporation (the trade name of which has been changed from Kyuso Management Corporation) and 16 other non-consolidated subsidiaries, and Thai Q.P. Co., Ltd. and seven other affiliated companies, which are not accounted for by the equity method, are stated at cost, because the aggregate amounts of net income or loss and earned surplus equal to the equity share do not have a significant effect on the consolidated net income or loss and earned surplus.

3. Business terms of consolidated subsidiaries

The date of the closing of accounts of K.R.S. Corporation is November 30 of each year. The date of the closing of accounts of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31 of each year. The date of the closing of accounts of any other consolidated subsidiary is September 30 of each year. For the purpose of preparation of consolidated financial statements, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. are consolidated based on their temporary financial statements as at November 30. The consolidated subsidiaries with the closing date of September 30 are consolidated based on their financial statements at their balance sheet date and significant transactions for the period from

October 1 to November 30, if any, are reflected in the consolidated financial statements.

4. Accounting policies

(1) Basis and method of valuation of significant assets

a) Securities

1. Held-to-maturity bonds are stated at amortized cost (by the straight-line method).

2. Capital stocks of subsidiaries and affiliated companies not subject to the equity method are stated at cost, determined by the moving average method.

3. Other securities with market value are stated at market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.). Those without market value are stated at cost, determined by the moving average method.

b) Derivatives are stated at market value. Hedge accounting is applicable to hedge transactions that meet the requirements thereof.

c) Inventories

Merchandise, finished goods, raw materials, supplies and work-in-process are principally valued at cost, by the monthly moving average method. Certain co-products are valued at cost, by the retail inventory periodic average method.

(2) Depreciation of significant depreciable assets

a) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

b) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are mostly identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

c) Long-term prepaid expenses

Long-term prepaid expenses are depreciated using the straight-line method.

(3) Accounting standards for significant allowances

a) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

b) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with each company's policy (rate of the estimated payments for sales rebates to sales).

c) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

d) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term. A simplified method is applicable to some subsidiaries. Shortage of effects of the amendments on the application of the new accounting standards for employee retirement benefits, occurring in consolidated subsidiary K.R.S. Corporation (which is listed on the first section of the Tokyo Stock Exchange) and Y.M. Kyuso Corporation, is to be amortized equally over five years.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such differences occur.

The employee retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (fund type and bylaw type) and a retirement lump-sum grants system.

e) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

(4) Accounting treatment of significant deferred assets

Bond issuing expenses are all treated as expenses upon payment thereof. The equal amortization period of bond discounts is seven years and that of business commencement costs is five years, which is the maximum amortization period regulated by the Regulations to Enforce the Commercial Code of Japan.

(5) Accounting treatment of significant lease transactions

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, a similar method for regular lease transactions applies.

(6) Significant hedge accounting

a) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting.

b) Hedging instruments are forward exchange contracts.

c) Hedged items are purchase transactions in foreign currencies.

d) The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates and never makes use of them for the purpose of speculative transactions.

e) Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedged items with those of hedging instruments. Hedge transactions are strictly controlled, analyzed and assessed.

(7) Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated by the full-scale mark-to-market method.

(8) Amortization of consolidation adjustment accounts

Insignificant consolidation adjustment accounts are treated as an income or loss upon occurrence. Significant consolidation adjustment accounts are amortized equally for five years.

(9) Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

(10) Additional information

(Method of presentation for corporate size-based aspect of corporate enterprise taxes on consolidated statement of income)

The "Law to Amend Part of the Local Tax Law, Etc." (2003 Law No. 9) was promulgated as of March 31, 2003. Consequently, as a result of the introduction of the corporate size-based taxation system applicable to any consolidated business term commencing on April 1, 2004, the Company, effective from the business term under review, treated value-added portion and capital portion of corporate enterprise taxes as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Profit and Loss Statement" (Practical Solution Report No. 12: Accounting Standards Board of Japan, February 13, 2004).

Consequently, selling, general and administrative expenses increased by ¥334 million and operating income and ordinary income, as well as net income before income taxes and minority interests, decreased by the same amount, respectively.

III. Notes to consolidated balance sheet

1. Contingent liabilities

Guarantee obligations	¥723 million

2. Pledged assets

The amount of pledged assets (book value)

Tangible fixed assets	¥10,633 million
Total	¥10,633 million

IV. Note to consolidated statement of income

Net income per share:	¥35.25

(For reference)

CONSOLIDATED SURPLUS STATEMENT
(From December 1, 2004 to November 30, 2005)

(millions of yen)

(Capital surplus)		
Capital surplus at beginning of the year		29,418
Capital surplus at end of the year		29,418
(Earned surplus)		
Earned surplus at beginning of the year		75,985
Increase of earned surplus		
Net income		5,465
Decrease of earned surplus		
Cash dividends	2,066	
Officers' bonuses	88	2,155
Earned surplus at the end of the year		79,295

CONSOLIDATED STATEMENT OF CASH FLOWS (Extract)
(From December 1, 2004 to November 30, 2005)

(millions of yen)

Content	Amount
Cash flows from operating activities	15,686
Cash flows from investing activities	(11,625)
Cash flows from financing activities	(7,415)
Effects of exchange rate changes on cash and cash equivalents	30
Increase (decrease) in cash and cash equivalents	(3,324)
Cash and cash equivalents at beginning of the year	16,451
Cash and cash equivalents at end of the year	13,127

Copy of Account Auditors' Audit Report Relating to Consolidated Financial Statements

INDEPENDENT AUDITORS' AUDIT REPORT

January 6, 2006

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Keiji Kitabayashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 93rd business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2004 to November 30, 2005. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries or consolidated subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion that such consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation;

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Audit Report of the Board of Statutory Auditors Relating to the Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of audits of the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 93rd business term from December 1, 2004 to November 30, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the Company's Account Auditors reports and explanations on, and audited, the consolidated financial statements.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper.

January 11, 2006

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Yasuo Hiraguri (seal)
Statutory Auditor (Full-time)

Kazuo Kawakami (seal)
Statutory Auditor

Shunichiro Ishiguro (seal)
Statutory Auditor

(Note) Statutory Auditors Kazuo Kawakami and Shunichiro Ishiguro are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan.

BALANCE SHEET
(As of November 30, 2005)

	(millions of yen)
ASSETS:	
Current assets:	**81,407**
Cash and deposits	10,182
Trade notes receivable	587
Trade accounts receivable	34,294
Merchandise	2,228
Finished goods	3,082
Raw materials	2,086
Work-in-process and supplies	434
Short-term loans receivable	25,301
Deferred tax assets	621
Other current assets	2,796
Allowance for doubtful accounts	(208)
Fixed assets:	**108,458**
Tangible fixed assets:	**59,996**
Buildings	23,609
Structures	1,871
Machinery and equipment	16,325
Transportation equipment	4
Tools, furniture and fixtures	644
Land	16,171
Construction in progress	1,369
Intangible fixed assets:	**1,511**
Telephone subscription rights	87
Software	1,324
Other intangible fixed assets	99
Investments and other assets:	**46,951**
Investment securities	22,872
Capital stocks and investments in subsidiaries	14,150
Long-term loans receivable	65
Prepaid pension expense	6,625
Long-term prepaid expenses	317
Leasehold deposits	1,459
Other investments and other assets	2,063
Allowance for doubtful accounts	(603)
TOTAL ASSETS:	189,865

	(millions of yen)
LIABILITIES:	
Current liabilities:	**44,906**
Trade accounts payable	21,114
Short-term borrowings	10,358
Accounts payable - other	8,388
Corporate taxes, etc. payable	447
Accrued expenses	3,431
Reserve for sales rebates	726
Reserve for bonuses	258
Other current liabilities	181
Long-term liabilities:	**25,971**
Bonds	10,000
Long-term borrowings	4,312
Reserve for officers' retirement allowances	455
Deferred tax liabilities	4,852
Guarantee money received	6,304
Other long-term liabilities	47
TOTAL LIABILITIES:	70,878
SHAREHOLDERS' EQUITY:	
Capital stock	**24,104**
Capital surplus:	**29,418**
Capital reserve	29,418
Earned surplus:	**63,957**
Earned surplus reserve	3,115
Voluntary reserve	56,915
Reserve for special depreciation	49
Reserve for deferred tax on replacement assets	2,105
Reserve for special account of deferred tax on replacement assets	59
General reserve	54,700
Unappropriated retained earnings	3,927
Revaluation difference of stocks	3,994
Treasury stock	(2,487)
TOTAL SHAREHOLDERS' EQUITY:	118,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	189,865

STATEMENT OF INCOME
(For the period from December 1, 2004 to November 30, 2005)

	(millions of yen)
ORDINARY INCOME AND EXPENSES:	
Operating income and expenses:	
Net sales	232,668
Cost of sales	160,486
Gross profit:	**72,181**
Selling, general and administrative expenses	66,106
Operating income	**6,074**
Non-operating income and expenses:	
Non-operating income:	
Interest income and dividends received	745
Others	359
Non-operating expenses:	
Interest expenses	283
Others	444
Ordinary income	**6,453**
EXTRAORDINARY INCOME AND LOSSES:	
Extraordinary income:	
Gain on sale of investment securities	139
Others	82
Extraordinary losses:	
Losses on disposition of fixed assets	363
Others	300
Income before income taxes	**6,011**
Corporate, municipality and enterprise taxes	930
Adjustment to corporate taxes, etc.	1,310
Net income	**3,769**
Unappropriated retained earnings carried forward from the previous term	1,151
Interim dividends	994
Unappropriated retained earnings	**3,927**

(Notes)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

(2) Other securities:

Those with market value:	At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods (excluding those mentioned below), raw materials, work-in-process and supplies are valued by the monthly moving average method.

Certain co-products are valued by the retail inventory periodic average method.

4. Method of depreciation of fixed assets:

   (1) Tangible fixed assets

   Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

   The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

   (2) Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

   Software for internal use is amortized by the straight-line method based on the estimated useful life of internal use (five years).

   (3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Method of treatment of deferred assets:

   Bond issuing expenses are all treated as expenses upon payment thereof.

6. Accounting for allowances:

   (1) Allowance for doubtful accounts

   To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

   (2) Reserve for sales rebates

   To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebates to sales).

   (3) Reserve for bonuses

   To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur. For the business term under review, such actuarial differences are treated as prepaid pension expense.

The Company has adopted a defined benefit pension plan (fund type and bylaw type) as its employee retirement benefits system.

(5) Reserve for officers' retirement allowances (which is a reserve defined under Article 43 of the Regulations to Enforce the Commercial Code of Japan)

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

7. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

8. Other important matters forming the basis of preparation of financial statements:

Consumption taxes are treated on a net-of-tax basis.

9. Additional information

The "Law to Amend Part of the Local Tax Law, Etc." (2003 Law No. 9) was promulgated as of March 31, 2003. Consequently, as a result of the introduction of the corporate size-based taxation system applicable to any business term commencing on April 1, 2004, the Company, effective from the business term under review, treated value-added portion and capital portion of corporate enterprise taxes as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Profit and Loss Statement" (Practical Solution Report No. 12: Accounting Standards Board of Japan, February 13, 2004).

Consequently, selling, general and administrative expenses increased by ¥216 million and operating income and ordinary income, as well as net income before income taxes, decreased by the same amount, respectively.

III. Notes to the balance sheet:

1. Short-term accounts receivable from subsidiaries: ¥29,448 million

2. Short-term accounts payable to subsidiaries: ¥5,123 million

3. Accumulated depreciation of tangible fixed assets: ¥95,899 million

4. Significant lease assets:

   Besides fixed assets included in the balance sheet, information-related peripherals and transportation equipment for the Company's business and other transportation equipment are used under lease contracts.

5. Number of shares of treasury stock: 2,478,457 shares

6. Contingent liabilities:

   Guarantee obligations: ¥3,290 million

7. Revaluation difference that increased net assets as provided for in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan:

   Revaluation difference of stocks: ¥3,994 million

IV. Notes to the statement of income:

1. Operating income from subsidiaries: ¥18,113 million

2. Operating expenses to subsidiaries: ¥41,924 million

3. Amount of transactions other than operating transactions with subsidiaries: ¥281 million

4. Net income per share: ¥24.44

(Attached document relating to Proposition No. 1)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings	**3,927,244,547**
Reversal of voluntary reserve	**105,247,144**
Reversal of reserve for special depreciation	15,687,334
Reversal of reserve for deferred tax on replacement assets	29,784,459
Reversal of reserve for special account of deferred tax on replacement assets	59,775,351
Total	**4,032,491,691**
Appropriation of retained earnings	**2,891,283,686**
Cash dividends (¥6.50 per share)	994,409,377
Officers' bonuses	30,800,000
(Statutory Auditors' bonuses)	(5,077,000)
Reserve for special depreciation	5,870,709
Reserve for deferred tax on replacement assets	60,203,600
General reserve	1,800,000,000
Unappropriated retained earnings to be carried forward to the next term	**1,141,208,005**

(Notes)
1. The Company paid interim dividends of ¥994,435,438 (¥6.50 per share) on August 8, 2005.
2. Reserve for special depreciation, reserve for deferred tax on replacement assets and reserve for special account of deferred tax on replacement assets are accounted for in accordance with the provisions of the Corporate Tax Law and the Special Taxation Measures Law of Japan.
3. Dividends are calculated by excluding 2,478,457 shares of treasury stock.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

January 6, 2006

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Keiji Kitabayashi (seal)
Certified Public Accountant
Specified and Engagement
Partner

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement
Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement
Partner

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 93rd business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2004 to November 30, 2005. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 93rd business term from December 1, 2004 to November 30, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, requested any of its subsidiaries to render reports on the business operations and whenever necessary, visited any of its subsidiaries to investigate the state of activities and property. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, also required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those with respect to any of the subsidiaries of the Company, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 11, 2006

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Yasuo Hiraguri (seal)
Statutory Auditor (Full-time)

Kazuo Kawakami (seal)
Statutory Auditor

Shunichiro Ishiguro (seal)
Statutory Auditor

(Note) Statutory Auditors Kazuo Kawakami and Shunichiro Ishiguro are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

   1,527,115 voting rights

2. Information relating to propositions:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 93rd business term.

Management proposes to pay an ordinary dividend of ¥6.50 per share.

The Company has already paid an interim dividend of ¥6.50 per share. As a result, the annual dividend will amount to ¥13 per share.

Proposition No.2: Amendment to the Articles of Incorporation.

(Translation omitted)

Proposition No.3: Election of one Statutory Auditor.

(Translation omitted)

- END -

FILE NO. 82-4750

(Translation)

February 22, 2006

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 93RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please take notice that at the 93rd Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

Matters to be reported:

1. Report on the consolidated balance sheet and the consolidated statement of income for the 93rd business term (from December 1, 2004 to November 30, 2005) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

   Report was made on the above documents.

2. Report on the business report, the balance sheet and the statement of income for the 93rd business term (from December 1, 2004 to November 30, 2005).

   Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 93rd business term.

The proposition was approved and adopted in all respects as proposed and it was decided to pay a dividend of ¥6.50 per share for the 93rd business term (¥13 per share annually, together with the interim dividend).

Proposition No.2: Amendment to the Articles of Incorporation.

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out under the heading "Comparison of the Articles of Incorporation before and after Amendment" appearing below.

Proposition No.3: Election of one Statutory Auditor.

The proposition was approved and adopted in all respects as proposed. Mr. Ichiro Sakai was newly elected as Statutory Auditor. He assumed office.

- E N D -

Comparison of the Articles of Incorporation before and after Amendment

(Underlines show the amendment.)

Before Amendment	After Amendment
(Method of giving public notices) Article 4. Public notices of the Company shall be given by publication in the Nihon Keizai Shimbun.	(Method of giving public notices) Article 4. Public notices of the Company shall be given by electronic public notice; provided, however, that in case of any accident or other unavoidable cause that renders such electronic public notice unavailable, a public notice shall be given by insertion in the Nihon Keizai Shimbun.
(Number of Directors) Article 16. The Company shall have not more than 25 Directors.	(Number of Directors) Article 16. The Company shall have not more than 20 Directors.
(Time of conversion of convertible debentures) Article 33. The first dividend or interim dividend on shares issued upon conversion of convertible debentures shall be paid on the assumption that the conversion took place on December 1, if the conversion request is made from December 1 to May 31 of the following year or on June 1, if the conversion request is made from June 1 to November 30.	(Deleted)